# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lufax Holding Ltd, CIK 0001816007
CUSIP: G5700Y209
Title of class of securities: Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: Building No. 6, Lane 2777, Jinxiu East Road Pudong New District, Shanghai, China (F4), 200120
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002053476

## Reporting persons
- Lanbang Investment Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Lufax Holding Ltd
Address of issuer's principal executive offices: Building No. 6, Lane 2777, Jinxiu East Road, Pudong New District, Shanghai, People's Republic of China

## Item 2. Person Filing
Name of person filing: Lanbang Investment Company Limited
Address of principal business office or, if none, residence: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to Item 9 on the attached cover pages.
Percent of class: See the response to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Lanbang Investment Company Limited: /s/ Yi Zhong, Director (02/13/2025)